Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth MPT Operating Partnership, L.P.’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below.

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Income (Loss) From Continuing Operations Before Income Taxes	$26,210	$75,235	$14,486	$3,391	$23,293	$8,774
Fixed Charges	15,780	60,011	58,964	40,814	37,685	42,447
Amortization of Capitalized Interest	67	227	204	204	204	204
Capitalized Interest	(311)	(1,596)	(896)	(63)	—	—

Earnings	$41,746	$133,877	$72,758	$44,346	$61,182	$51,425

Interest Expense/Debt Refinancing Costs	$15,424	$58,243	$58,026	$40,704	$37,651	$42,405
Portion of Rent Related to Interest	45	172	42	47	34	42
Capitalized Interest	311	1,596	896	63	—	—

Fixed Charges	$15,780	$60,011	$58,964	$40,814	$37,685	$42,447

Preferred Stock Dividends	—	—	—	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$15,780	$60,011	$58,964	$40,814	$37,685	$42,447

Ratio of Earnings to Fixed Charges	2.65x	2.23x	1.23x	1.09x	1.62x	1.21x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.65x	2.23x	1.23x	1.09x	1.62x	1.21x

Deficiency

Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Our ratio of earnings to combined fixed charges and preferred dividends is computed by dividing earnings by combined fixed charges and preferred dividends. For these purposes, “earnings” is the amount resulting from adding together income (loss) from continuing operations, fixed charges, and amortization of capitalized interest and subtracting interest capitalized. “Fixed charges” is the amount resulting from adding together interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and the interest portion of rent. “Combined fixed charges and preferred dividends” is the amount resulting from adding together fixed changes and preferred dividends paid and accrued for each respective period.